UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

WESTMORELAND COAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

960878106

(CUSIP Number)

John Herbert Roth, Esq. Venor Capital Management LP Times Square Tower 7 Times Square, Suite 4303 New York, New York 10036 (212) 703-2135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

CUSIP No. 960878106	Page 2 of 10 Pages

1	Names of Reporting Persons Venor Capital Master Fund Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,010,940
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,010,940
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,940
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 960878106	Page 3 of 10 Pages

1	Names of Reporting Persons Venor Capital Management LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 960878106	Page 4 of 10 Pages

1	Names of Reporting Persons Venor Capital Management GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106	Page 5 of 10 Pages

1	Names of Reporting Persons Jeffrey A. Bersh
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 960878106	Page 6 of 10 Pages

1	Names of Reporting Persons Michael J. Wartell
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 960878106	Page 7 of 10 Pages

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Westmoreland Coal Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9540 South Maroon Circle, Suite 200, Englewood, CO 80112.

Item 2. Identity and Background.

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Venor Capital Master Fund Ltd. (“Venor Capital Master Fund”), a Cayman Islands exempted company, with respect to shares directly owned by it.

(ii)	Venor Capital Management LP (“Venor Capital Management”), a Delaware limited partnership, as investment manager to each of Venor Capital Master Fund, and investment adviser to an investment account (collectively with Venor Capital Master Fund, the “Accounts”), with respect to the Shares reported in this Schedule 13D held by the Accounts.

(iii)	Venor Capital Management GP LLC (“Venor Capital GP”), a Delaware limited liability company, as general partner of Venor Capital Management with respect to the Shares reported in this Schedule 13D held by the Accounts.

(iv)	Jeffrey A. Bersh, as a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13D held by the Accounts.

(v)	Michael J. Wartell, as a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13D held by the Accounts.

Jeffrey A. Bersh and Michael J. Wartell are United States citizens. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or and has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons used working capital of the Accounts to purchase the 1,136,369 Shares reported herein. The total purchase price for the 1,136,369 Shares reported herein was approximately $29,176,953.

CUSIP No. 960878106	Page 8 of 10 Pages

The Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

On October 30, 2015, the Reporting Persons sent to the independent directors of the Issuer a letter addressing concerns and proposing solutions with respect to the Issuer’s communication with shareholders and capital allocation policy. The letter stated the Reporting Persons’ strong belief that the Issuer should commence a stock buyback program and requested that the Reporting Persons be given the right to designate two members of the Issuer’s board of directors (the “Board”).

A copy of the letter is filed herewith as Exhibit 2 and is incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are an attractive investment. Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management and members of the Board to discuss the Issuer’s business and strategies. The Reporting Persons have found their conversations to date with management to be constructive, and may seek to have additional conversations with the management, the Board, stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Venor Capital Master Fund may be deemed to be the beneficial owner of 1,010,940 Shares, which represent approximately 5.6% of the Issuer’s outstanding Shares. Venor Capital Master Fund may be deemed to have shared power to vote and shared power to dispose of 1,010,940 Shares. Each of the Reporting Persons (other than Venor Capital Master Fund) may be deemed to be the beneficial owner of 1,136,369 Shares, which represent approximately 6.3% of the Issuer’s outstanding Shares. Each of the Reporting Persons (other than Venor Capital Master Fund) may be deemed to have shared power to vote and shared power to dispose of 1,136,369 Shares.

The percentages in the immediately foregoing paragraph and in the cover page to this Schedule 13D are calculated based on a total of 17,967,403 Shares outstanding as of July 24, 2015 (as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2015).

CUSIP No. 960878106	Page 9 of 10 Pages

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners or owners of (or investors in) the Accounts, or their subsidiaries or affiliated entities, for which Venor Capital Management or its affiliates acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Accounts in accordance with their respective limited partnership interests (or investment percentages) in the Accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement, dated the date hereof, by and among Venor Capital Master Fund, Venor Capital Management, Venor Capital GP, Jeffrey A. Bersh and Michael J. Wartell to file this Schedule 13D and any amendments hereto jointly on behalf of each of them.

Exhibit 2 – Letter, dated as of the date hereof, to the independent directors of the Issuer.

CUSIP No. 960878106	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2015	Venor Capital Master Fund Ltd.

By: Venor Capital Management LP, as investment manager By: Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: October 30, 2015	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: October 30, 2015	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: October 30, 2015	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: October 30, 2015	/s/ Michael J. Wartell
Michael J. Wartell